HüMANETTE

Business Plan







TABLE OF CONTENTS

Executive Summary

Humanette will be a parent-forward, child-focused cafe with locally sourced small plates and snacks, coffee shop drinks, and limited adult beverages, including beer and wine. A dedicated supervised play area, for children primarily aged 0-6, will provide them with creative, physical, and social-emotional play experiences while their adult caretakers can take the opportunity to get some work done, socialize, or just relax and focus on themselves, something that is often a challenge with young children. While a family-friendly community, the greater Kansas City area lacks places which appeal to both children and adults alike. Humanette is poised to become a much needed third space for families.

Highlights

- Imaginative play environment where children can play independently or with their families
- Adult-oriented ambiance, including cafe offerings, music, and decor
- Supervised play opportunities
- Dedicated space for older children to entertain themselves
- Work-compatible environment, including dedicated conference booths, accessible power sources, and comfortable seating
- Community-building programming
- Target customer of middle to upper-middle class adults, primarily women, ages 25-50 with young children
- Flexible event space to be utilized for both children's and adult events
- Unique, boutique-style retail offerings for children and adults

Goals and Objectives

Humanette seeks to fill the gap that many parents and other caretakers find when looking for a place to spend time that is enjoyable for both themselves and their young children. The environment, while purposefully and thoughtfully engaging and enjoyable for children, will appeal to adults visually, as well as in the offered amenities. Scheduled, supervised play opportunities will provide an informal, creative play environment where young children are occupied, safe and secure, while caretakers can choose to engage in play with them or focus on their own needs.

Objectives to meet goals include:

- Initial offerings and programming is based on the results of an online survey of approximately 175 adult caretakers, most of whom are located in the Kansas City metropolitan area
- Regular online surveys, as well as social media and in-person reviews will be utilized in order to stay on top of the preferences and desires of customers and the community
- Aside from social media marketing, advertising for Humanette is planned for local digital and print publications, and partnerships with local children's organizations
- Partnerships with local children's and women's organizations, as well as local food trucks and other vendors to implement pop-up educational, community-building, and shopping opportunities

Mission Statement

To provide a creative, inspiring, inviting space where children can play, learn, and explore their interests and adults can reclaim theirs.

Keys to Success

The keys to the success of Humanette are:

- Utilizing customer feedback and adapting to changing needs in the community will allow Humanette to remain current for the community
- We intend to utilize multiple revenue streams in order to maintain profitability, including but not limited to: membership play packages, party and event space rentals, food, beverage and retail sales
- Humanette will provide a safe, playful environment for young children, without the worry of older, bigger children sharing the space, so adult caretakers can focus on their own pursuits, while keeping their children nearby
- Comprehensive online presence including regular original content, digital community resources, and online retail

Description of Business

Humanette will be an approximately 3,000 square foot space with an imaginative play area for children, primarily up to age six (6) and dedicated infant space for children 0-walking (approx. 1.5 years) as well as lounge space for children aged approximately 8-14. The front of the space will be a thoughtfully designed cafe space with comfortable, informal lounge areas, communal farmhouse, and smaller cafe tables for the variety of needs parents and caregivers have from socializing with friends to holding video conferences on their mobile devices. The cafe will offer a thoughtful menu of fresh, healthy food and drinks, including limited adult beverages, which appeal to adults and children alike. The cafe space will be open to all patrons while their children play and private conference booths may be reserved when a little more quiet and seclusion is needed.

The play space will have fixed gross motor, playground type structures as well as a variety of open-ended and imaginative play items such as blocks, vehicles, and pretend-play scenarios. The infant space will consist of sensory play items and soft climbing materials to foster the sensory and gross motor development that is most prevalent at that age. This space will be closed off from children over age two (2) to prevent any potential rough play. Unlike any other children's facility in the Kansas City area,

the children's area will have blocks of time in which play will be supervised by Humanette staff so that parents, who must remain on site, may focus on their own endeavors without worrying about their children as they play. Use of the cafe and play space will be available for private parties and events with customizable food, drink, and decor packages.

Business Philosophy

At its core, Humanette seeks to foster a sense of self in both children and adults. So often one or the other must sacrifice their enjoyment while the other enjoys a venue. While adults enjoy meeting their friends for coffee or happy hour at mainstream establishments, children are often left restless and unengaged, which leads to frustrating experiences for caretakers as well as other patrons. Likewise, children's venues are often loud, garish, and overstimulating, with limited offerings which appeal to adults–leaving frazzled and exhausted caretakers. Instead, Humanette strives to provide a playful, yet relaxing space for all patrons where everyone's needs can be met. We aim to provide ways to make each patron comfortable, whether it's by offering snack options that appeal to all pallets beyond chicken nuggets and cookies or providing diapers, wipes, and a comfortable place to nurse or otherwise feed a hungry baby.

Industry

The Brookside neighborhood of Kansas City is a walkable neighborhood, home to many young families. The immediately surrounding neighborhoods maintain an affluent resident population who prefer to patronize high-end local businesses. The number of households in this area with one or more children necessitates more casual, family-friendly establishments. Humanette intends to provide a boutique cafe experience, one that is in line with lifestyle and social expectations of the area's residents.

A March 2022 Gallup Poll found that the number of "remote-capable" workers who anticipate working part of their time in office and part of their time somewhere else, a "hybrid" model, is now 53%.[1] Additionally, according to an analysis by the National Women's Law Center of the latest U.S. Bureau of Labor Statistics report, 1.1 million women left the labor force between January

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[1] *The Future of Hybrid Work: 5 Key Questions Answered With Data*. The Gallup Organization. (2022). Washington, D.C.: Gallup Organization. [Web.] Retrieved from the Library of Congress, https://lccn.loc.gov/2002567426.

2020 and February 2022.[2] This, coupled with the pre-pandemic trend of more mothers choosing to stay home with their children, suggests that parents are in greater need than ever of so-called "third spaces"[3] where both they and their children feel comfortable. In 2014, In a 2018 Pew Research Center report found that 27 percent of mothers (roughly 11 million women) with children under the age of 18 did not work outside the home.[4]

In Kansas City, stay at home parents and parents that work out of their home have virtually no options when it comes to places they can drop in and relax and enjoy a bit of coveted "me" time, or plug in and get some work done while their children play in a supervised area within view. Since no similar options exist in my target market, Humanette has the opportunity to initiate a relationship with local parents and learn what their ideal space would look like. Humanette will also have the chance to enjoy full market share while growing as a business and maturing its roots within the community. Since Kansas City and close neighboring cities in adjacent Johnson County are both experiencing population growth[5], the need for this type of unique establishment will only continue to expand.

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[2] *Covid-19 jobs day reports*. National Women's Law Center. (2022, April 1). Retrieved April 20, 2022, from https://nwlc.org/resource/2020-jobs-day-reports/

[3] "Third places is a term coined by sociologist Ray Oldenburg and refers to places where people spend time between home ('first' place) and work ('second' place). They are locations where we exchange ideas, have a good time, and build relationships."
Butler, S. M., & Diaz, C. (2017, August 22). *"third places" as community builders*. Brookings. Retrieved April 20, 2022, from https://www.brookings.edu/blog/up-front/2016/09/14/third-places-as-community-builders/

[4] Livingston, G. (2020, August 14). *About 1 in 5 U.S. moms and Dads are stay-at-home parents*. Pew Research Center. Retrieved April 20, 2022, from https://www.pewresearch.org/fact-tank/2018/09/24/stay-at-home-moms-and-dads-account-for-about-one-in-five-u-s-parents/

[5] Molina, M. (2021, August 27). *Kansas City suburbs see Uptick in population growth over past decade*. FOX 4 Kansas City WDAF-TV | News, Weather, Sports. Retrieved April 20, 2022, from https://fox4kc.com/news/kansas-city-suburbs-see-uptick-in-population-growth-over-past-decade/

Target Market

The target customer for Humanette is a parent, aged 25-50 with one or more children aged 0-6. This parent is educated at the undergraduate college level or beyond, and has a household income of at least $120,000. One or both parents may work outside the home as Humanette will maintain hours of operation which are available to both working and non-working parents. These parents are likely highly engaged in their children's development and education, seeking out resources and opportunities for their children to play in ways that are intellectually stimulating, foster creativity and independence, and don't rely on external stimulation (loud noise, flashing lights, video screens, etc.).

Company Ownership/Legal Entity

Humanette is a registered LLC in the state of Missouri.

Location

The goal is to open the flagship Humanette location in the Brookside neighborhood of Kansas City, Missouri. Brookside Village is walkable to many neighborhoods and is home to one of the most highly sought after public elementary schools in Kansas City: Border Star Montessori School (enrollment of pre-k through 6th grade). Brookside is home to Brookside Toy and Science, an independently owned toy store, Lauren Alexandra, a high-end children's boutique, Coco women's boutique, Sierra Winter jewelry and many other local shops and restaurants, several of which are poised to be potential partners for collaborative events at Humanette.

Hours of Operation

Though many child-focused businesses keep more limited daytime hours, there is a large segment of families with two working parents who are unable to utilize those hours due to professional obligations. By having extended weeknight hours, including a "late" night on Fridays, as well as weekend open play hours, all families will have ample opportunity to enjoy the space.

Tuesday - Thursday: 8:00 am - 6:00 pm   **Open Play Sessions**: 10:30 am - 12:30 pm, 1:00 pm - 3:00 pm
Supervised Play Sessions: 8:00 am - 10:00 am, 3:30 pm - 5:30 pm

Friday: 8:00 am - 7:30 pm   **Open Play Sessions:** 8:00 am - 10:00 am, 10:30 am - 12:30 pm, 1:00 pm - 3:00 pm
Supervised Happy Hour Play Session: 3:30 pm - 5:30 pm
Happy Hour Open Play: 5:45 pm - 7:15 pm

Saturday: 8:00 am - 6:00 pm   **Play Sessions:** 8:00 am - 10:00 am, 10:30 am - 12:30 pm
Event times: 1:00 pm - 3:00 pm, 4:00 pm - 6:00 pm

Sunday: 8:30 am - 6:00 pm   **Play Sessions:** 8:30 am - 10:30 am, 10:30 am - 12:30 pm
Event times: 1:00 pm - 3:00 pm, 4:00 pm - 6:00 pm

Full space buy-out and non-listed hours available for private events by request.

Products and Services

Primary Services:

- Membership-based play area (by reservation or drop-in as available)
  - The children's play area will include a fixed climbing structure with slide, open, imaginative play area with building and other sensory materials (blocks, magnetic tiles, etc.), rotating themed play areas, and a reading corner
  - The infant wiggle area will be supervised by the infants' caregivers. There will be open/sensory play materials including soft climbing structures, a mirror, and other developmentally appropriate toys and materials for those who are not yet walking
  - The bigger kids lounge will provide older siblings with a space where they can peruse books, play games, do puzzles, make art, and just hang out while their caretakers have their time and the younger kids play
  - Dedicated time blocks with a trained, CPR-certified play supervisor in the children's play area

Other Services (Included):

Below is a list of services to be provided as demand grows. In order to provide these extra services to customers as part of their membership fee, partnerships with both local businesses and larger companies alike will be utilized.

Examples:

- On-going session series with experts in various fields including
  - Pediatricians
  - Mental health providers
  - Educators (navigating school choices, enrollment, special education, etc)
  - Lactation consultants for breastfeeding and/or pregnant mothers
- Space for local parent/caregivers' groups to gather and meet other like-minded people, such as:
  - Breastfeeding parents' groups
  - Parenting and topic-specific support groups
  - Book Clubs
- Pop up shopping events featuring local makers

Other Services (at an additional charge):

Examples:
- Cafe with coffee, snacks, prepared foods, and limited adult beverages
- Birthday parties & other celebrations
- Private events for parent groups
- Boutique retail offerings
- Enrichment classes and special events for families including:
  - art classes
  - parent & me yoga
  - holiday & seasonal events

Primary Suppliers

The following include possible suppliers and partners. Final agreements to be established once funding & location is secured.
- Brewed Behavior Coffee for wholesale coffee supply and barista training
- HABA and Cedar Works for children's play equipment
- Sprout Kids and ECR Kids for children's furniture
- Blue Dot for cafe and office furniture

Financial Management

Membership packages, which will auto-renew monthly, supervised play sessions, as well as single day "membership passes" for drop-in play, will comprise the primary source of revenue. Private parties and ticketed events will guarantee an additional steady revenue stream. In addition, retail sales of food and beverage, as well as small gifts and other items will supplement monthly income. We will utilize a comprehensive online presence to provide both free and paid digital services as well as an online retail presence. A bookkeeper and/or business financial advisor will be utilized to stay abreast of the business' successes and areas where adjustments must be made to improve financial performance.

Start-Up/Acquisition Summary

To start the business, the following one-time purchases are required. See appendix for additional detail.

- Design, renovation, and décor
- Signage
- Play area build out and equipment
- Cafe area build out
- Retail area shelving
- Event space seating
- Coffee equipment & barista training
- Point of sale hardware and software
- Office furnishings

- Café seating
- Refrigeration equipment for food
- Refrigeration equipment for beverages
- Service-ware for food and beverages
- Sanitizing stations
- Refuse receptacles
- Cleaning equipment & supplies
- Changing stations for bathroom

Marketing

The target location for the first Humanette location is the Brookside neighborhood of Kansas City, Missouri. Specifically, the Brookside Village shops, located at approximately 118 W. 63rd Terrace.

Current Market Size: (2020)

Immediate Market	Number of Residents	Number of households with children 0-6*
Brookside, Kansas City	17,076	1,270
1-mile radius	15,169	1,061
3-mile radius	119,334	8,353
5-mile radius	248,569	17,400

*approximated as 7% of total population

1-mile radius (top) 5-mile radius (bottom)


WARD ESTATES
BROOKSIDE
COUNTRY CLUB DISTRICT
WESTERN 49-63
STRATFORD GARDENS
Mission Hills
MORNINGSIDE
ROMANELLI WEST
OAK MEYER GARDENS
ARMOUR FIELDS
ARMOUR HILLS
W 59th St
W 63rd St
W Meyer Blvd
W Gregory Blvd
E Gregory Blvd
W 71st St
Calvary Cemetery
Forest Hill Cemetery


Kansas City
Westwood
Roeland Park
Westwood Hills
Mission Woods
Fairway
Mission
Countryside
Mission Hills
Shawnee
Merriam
Prairie Village
Overland Park
Raytown
Leawood

3-mile radius (top) 15 minute drive time (bottom)


SOUTHMORELAND
Westwood
Roeland Park
Westwood Hills
Mission Woods
Fairway
Countryside
Mission Hills
MORNINGSIDE
OAK MEYER GARDENS
Prairie Village
COUNTRY CLUB VIEW
BROOKSIDE
CRESTWOOD
BLUE HILLS
MARLBOROUGH EAST


Independence
Shawnee
Roeland Park
Merriam
Fairway
Raytown
Lenexa
Overland Park
Unity Village
Lee's Summ
Grandview
Johnson County Executive Airport
Belton
Raymore

Major Towns within 15 Minute Drive time	Residents	Number of children under 5
Overland Park, KS	197,106	11,235
Lee's Summit, MO	102,781	6,372
Grandview, MO	29,580	2,041
Raytown, MO	29,366	1,850
Leawood, KS	33,743	1,856
Lenexa, KS	58,388	3,795
Prairie Village, KS	22,878	1,556
Merriam, KS	11,017	529
Mission, KS	9,864	631
Roeland Park, KS	6,817	539
Fairway, KS	4,171	315
Mission Hills, KS	3,565	215
Total	**509,276**	**30,934**

Projected Growth

Kansas City experienced nearly 10% population growth between 2010 and 2020 while the nearby suburb of Overland Park saw nearly 14% growth. The region is expected to continue with a healthy growth pattern, particularly in the Johnson County, Kansas area. This growth is driven largely by young families drawn by the high quality public schools in the Shawnee Mission and Blue Valley districts. The area is projected to continue its growth trend, with Johnson County, Kansas reaching an anticipated 734,065 residents   by 2029[6]. Given the trend of people leaving higher cost-of-living areas of the country to relocate in more affordable, family-friendly communities with growing job markets, the positive trend of families moving to the market area is anticipated to continue.

Target Customer

Based on the market analysis of the Brookside neighborhood area, the typical target customer is:

Age: 25-50 (parents of children between 0-6 years old)

Gender: Primarily female, not excluding males

Location: Residing within Brookside neighborhood, adjacent neighborhoods of Waldo and Plaza, and the Kansas suburbs of Mission Hills, Prairie Village, Leawood, and Overland Park

Household Income level: $120,000+

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[6] Kansas Population Forecast. (2016). Retrieved 28 July 2022, from https://www.cedbr.org/index.php?option=com_wrapper&view=wrapper&Itemid=521

The household composition of the area is described below. This analysis shows that the median resident falls within or near the demographic levels of the target customer.

Brookside Trade Area:

- Female: 52%
- Male: 48%
- Median Age: 38.2
- Median Household Income: $92,362
- College Educated: 51%

Prairie Village:

- Female: 55%
- Male: 45%
- Median Age: 39.4
- Median Household Income: $88,196
- College Educated: 72%

Leawood:

- Female: 52%
- Male: 48%
- Median Age: 48.5
- Median Household Income: $156,538

- College Educated: 76%

Mission Hills:

- Female: 51%
- Male: 49%
- Median Age: 49.2
- Median Household Income: $250,001
- College Educated: 90.5%

Overland Park:

- Female: 51%
- Male: 49%
- Median Age: 38.5
- Median Household Income: $87,629
- College Educated: 61.3%

U.S. Census Bureau (2020). *American Community Survey 5-year estimates.* Retrieved from *Census Reporter Profile* <http://censusreporter.org>

Market Research

Two on-line surveys of nearly 200 Kansas City area parents have led to an understanding of the market's needs in regard to child-centered businesses. Small focus groups of 3-5 working moms have also been conducted over the past three years. The feedback has been not only overwhelmingly positive, but confirms the assumption of the business model that parents desire a location to bring their children that is not only mutually enjoyable but that offers flexibility for their lives in achieving work, family, and social balance.

Market Segmentation

The most profitable revenue streams are anticipated to be daily play passes and automatically renewing memberships. Sales focus will be on retaining guests and converting them to membership holders. From there, it is anticipated that the next highest revenue streams (retail/cafe sales and supervised play reservations) would then increase as members become more frequent visitors.

Competitive Analysis

Inspired Play Cafe

6527 W 119th St, Overland Park, KS

Website: https://www.inspiredplaycafe.com/

Distance: 10 miles away (22 minute drive time)

Strengths:

- Partnerships for classes and events
- Calming aesthetic
- Quality cafe offerings
- Play opportunities are creative and open-ended
- Variety of classes and events available, often included in open-play cost

Key Differences (opportunities):

- The main focus is on the Montessori-inspired play and sensory areas, in which parents play and engage with their children (no added supervision)
- Not designed to give parents the option between playing with their kids and having alone time or adult-only interaction with other parents
- Distance is prohibitive for urban Kansas City families to utilize the space frequently
- Small space (approx. 2,000 sq. ft.)
  - Limited seating options
  - Small, inefficient retail space
- Religious element to business which may be alienating to some families

My Play Cafe

659 SW 2nd St, Lee's Summit, MO

Website: https://www.myplaycafe.com/

Distance: 19 miles away (25 minute drive time)

Strengths:

- Family-owned and family friendly
- Varied birthday party options

Key Differences (opportunities):

- Small space (approximately 1,500 sf)
- The main focus is on the play area, in which parents play with their children (no added supervision)
- Distance is prohibitive for urban Kansas City, Missouri and Johnson County, Kansas families
- No significant retail space

Rough & Bumble

638 S. 130th St, Bonner Springs, KS

Website: https://roughandbumblekc.com/

Distance: 23.6 miles away (33 minute drive time)

Strengths:

- Options for co-working
- Various birthday party options

Key Differences (opportunities):

- Co-working membership priced separately from play membership
- No supervised play for co-working members
- Distance is prohibitive for urban Kansas City, Missouri and northeastern Johnson County, Kansas families
- Small space

Pricing

Pass Type	One Child Price	Two Child Price	Three Child Price
Single Day Pass Infant (no siblings)	$10	$20	$30
Single Day Pass (6mo - 6 years)	$18	$36	$54
Monthly Membership	$70/month	$120/month	$190/month
Yearly Membership	$765	$1315	$2085
Supervised Play Pass (Additional fee)	$10 Members get 1 supervised play pass per month	$18	$26
Private Chat Booth Reservation (30 minutes)	Free for monthly members (2 sessions/month)	$10/session for non-members & after 2 monthly sessions	–

Event Type	Standard Package	Speciality Package
Children's event	$350	$475
Adult event	$200	$325

Average Ticketed Event	
Children's ticket	$10
Adult ticket	$5

Advertising and Promotion

Brand awareness

The primary marketing tool will be social media. Utilizing targeted Facebook and Instagram ads to grow an audience will drive traffic to the website as well as the blog, which, in turn will lead to in-person visits to the cafe. The social media strategy will rely heavily on sharing the authenticity of motherhood while promoting the mutually enjoyable experience available at Humanette. Planned and scheduled daily social media posts to Facebook and Instagram, as well as recurring blog post series will drive consistent content and will be used to build a larger community around the ideas of parenting and childhood, as well as highlighting elements of the business such as membership benefits, special events, cafe offerings, and party packages. Additionally, a monthly newsletter to the email distribution list will offer exclusive content with promotions unique to those subscribers. The monthly advertising budget will be determined by estimated monthly revenue as well as the need to drive additional revenue to meet projections.

Strategy and Implementation

The Humanette team (to initially include a manager, cafe staff, and play supervisors) will be fully trained on all aspects of the business so that any team member may fully execute any job duty as well as accurately answer a guest's questions about any element of the business. This will allow all staff to be able to upsell a guest, help book an event, or enroll a guest in the membership program. Strategic discounts associated with memberships (see appendix) as well as temporary and unique offerings will help drive membership sales in order to meet membership growth goals and retain existing memberships. Additionally, an easily navigated and fully optimized website will aid in guiding visitors through any booking or enrollment process.

Appendix

Salaries:

Humanette is committed to paying livable wages.

- *Full-time salaries (anticipated Manager and eventual assistant manager & events coordinator positions) will begin at $40,000*
- *Part-time salaries (no more than 30 hours/week) will begin at $30,000*
- *Hourly employees will start at $15 per hour, increasing dependent on prior experience. Cafe positions will also have the opportunity for tips*

Memberships

- *Monthly Members will receive a welcome package ($50 value), one free drip coffee per week, one free supervised play pass per month, 2 free chat booth rentals, and 10% off event packages.*
- *Monthly memberships will be auto-renewed monthly with a three month minimum and require a 60 day cancellation notice.*
- *Yearly memberships will be paid in full and auto-renewed annually and require a 60 day cancellation notice. In addition to the above, yearly members will receive a discount equivalent to one month free entrance for one child, reflected in pricing.*